

22004309

SEC Mail Processing

ANNUAL REPORTS

MAR 03 2022

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68647

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Lloyds Securities Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1095 Avenue of the Americas

(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Glynn	**212-751-4422**	**MGlynn@dfppartners.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**34**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ross Houghton _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lloyds Securities Inc. _____, as of December 31 _____, 2 021 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CFO & Principal Financial Officer

deborah Wilson
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Lloyds Securities Inc.

**Statement of Financial Condition And Report of
Independent Registered Public Accounting Firm
December 31, 2021**

Classification: Public

Lloyds Securities Inc.
Index
December 31, 2021

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Lloyds Securities Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lloyds Securities Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2022

We have served as the Company's auditor since 2021.

Lloyds Securities Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$ 88,448,096
Securities owned, at fair market value	115,003,600
Fees receivable from contracts with customers	4,535,862
Receivable from affiliates	2,973,423
Prepaid federal and state taxes	2,144,793
Receivable and deposit from clearing broker	1,084,134
Deferred tax assets	881,429
Other assets	731,496
Total assets	215,802,833

Liabilities and Stockholder's Equity

Liabilities

Accrued expenses and other liabilities	3,333,997
Total liabilities	3,333,997

Commitments and contingencies (Note 7)

Subordinated borrowing	140,000,000

Stockholder's equity

Common stock - $0.01 par value, 1,000 shares authorized, 10 shares issued and outstanding	-
Additional paid-in-capital	70,000,000
Retained earnings	2,468,836
Total stockholder's equity	72,468,836
Total liabilities and stockholder's equity	$ 215,802,833

The accompanying notes are an integral part of this statement of financial condition.

2

Lloyds Securities Inc.
Notes to Statement of Financial Condition
December 31, 2021

1. **Organization and Description of the Business**

   Lloyds Securities Inc. (the "Company"), a Delaware corporation incorporated on March 11, 2010, is wholly owned by Lloyds America Securities Corporation, (the "Parent"). The ultimate parent of the Company is Lloyds Banking Group plc, a company incorporated in the United Kingdom. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company's business activities include investment banking and institutional sales with respect to U.S. and foreign debt securities. The Company operates as an introducing broker and clears all transactions with and for customers through its U.S. clearing broker or its foreign affiliate.

2. **Significant Accounting Policies**

   Basis of Presentation
   The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. dollar is the functional currency of the Company. In the opinion of management, all adjustments necessary to present fairly the financial position at December 31, 2021 have been made.

   Cash and Cash Equivalents
   The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less, that are not held for sale in the ordinary course of business.

   Fair Value of Financial Instruments
   The Company categorizes the financial instruments carried at fair value on its statement of financial condition based on a three-level hierarchy. This hierarchy gives the highest priority to quoted prices in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial instrument cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Refer to Note 9 for details of valuation techniques and significant inputs to valuation models. Changes in fair value are recognized in earnings.

   Fees Receivable from Contracts with Customers
   Fees receivable from contracts with customers primarily includes amounts arising from debt security offerings in which the Company acts as an underwriter. The Company assesses expected losses based on the nature of the receivables, consideration of all relevant factors and history of credit losses. As of December 31, 2021, the Company has concluded that no provision is required.

   Principal Transactions
   All securities transactions are recorded on trade date.

Lloyds Securities Inc.
Notes to Statement of Financial Condition
December 31, 2021

Income Taxes

A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The Company is a member of a federal consolidated tax return filed with the Parent, and it is also a member of a combined group in filing various state and local income tax returns. The separate return method is used by the Company to compute its current and deferred tax items reported in the statement of financial condition. Under this method, the Company is assumed to file separate income tax returns in all jurisdictions, and thereby, paying the applicable taxes to or receiving the appropriate refunds from its parent where applicable. Any amounts due to or due from its parents are reported as inter-company payable or receivable.

Uncertain tax positions, if any, are evaluated in accordance with ASC 740-10-25, "Accounting for Uncertainty in Income Taxes", which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Company would recognize interest and penalties related to unrecognized tax benefits in accrued expenses and other liabilities in the statement of financial condition.

Use of Estimates

The preparation of statement of financial condition in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various trading, brokerage and underwriting activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default is affected by the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of December 31, 2021, three uninsured short-term interest bearing Certificates of Deposit ("CDs") represented 85% of the Company's cash and cash equivalents and three financial institutions represented 68% of the Company's fees receivable from contracts with customers balance. All cash is held at one financial institution and exceeds the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. As of December 31, 2021, management does not believe there is a significant risk of nonperformance with respect to such deposits and receivable balance.

Lloyds Securities Inc.
Notes to Statement of Financial Condition
December 31, 2021

3. **Regulatory Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital.

The Company has elected, and was approved by FINRA, to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined by the SEC and FINRA. At December 31, 2021, the Company had net capital of $200,892,001, which was $200,642,001 in excess of the required net capital of $250,000.

The Company operates as an introducing broker and clears all of its transactions with and for customers through its U.S. clearing broker dealer. Accordingly, the Company does not carry any customer accounts and claims exemption from SEC Rule 15c3-3 under section (k)(2)(ii). In addition, the Company acts as agent for its foreign-affiliate in securities trades that its affiliate conducts with US investors. These trades are cleared by its affiliate and the Company claims exemption from SEC Rule 15c3-3 under section (k)(2)(i).

4. **Other Assets and Accrued Expenses and Other Liabilities**

The Company's other assets are comprised of the following:

Arrangement fee on subordinated borrowing	$	504,000
Prepaid expenses		202,100
Interest receivable		25,396
Total	$	731,496

The Company's accrued expenses and other liabilities are comprised of the following:

Accrued compensation	$	2,260,588
Payable to affiliates		858,717
Accrued other expenses		214,692
Total	$	3,333,997

5. **Income Taxes**

The Company files a U.S. federal tax return that is filed on a consolidated basis with the Parent. Any federal tax receivable and payable among the members in the federal consolidated group, are settled through a tax sharing agreement. The Company is a member of a combined group in filing various state and local income tax returns. Any taxes receivable and payable among members in the combined group, are settled through a tax sharing agreement.

The components of the deferred tax assets and liabilities as of December 31, 2021 are as follows:

5

Lloyds Securities Inc.
Notes to Statement of Financial Condition
December 31, 2021

Deferred tax assets		
Deferred compensation	$	621,002
Start-up costs		192,019
Foreign related party interest accrual		68,408
Total deferred tax assets		881,429
Deferred tax liabilities		-
Net deferred tax assets	$	881,429

Management has evaluated the realizability of the deferred tax assets and has concluded that it is more likely than not that the deferred tax assets will be realized. No valuation allowance has been recorded at December 31, 2021.

As of December 31, 2021, the Company has concluded that there are no material uncertain tax positions. Additionally, it is the belief of management that the total amount of uncertain tax positions, if any, will not materially change over the next 12 months.

The federal, state and local income tax returns for 2018, 2019 and 2020 are open for examination by the tax authorities. The New York City Income Tax authorities are currently auditing the 2015 to 2017 combined state and local tax returns. The New York State audit of 2015 to 2017 combined state and local tax returns concluded with favorable outcome to the combined group. There are no penalties recorded at December 31, 2021.

6. **Employee Compensation and Benefits**

As of December 31, 2021, the Company had a total of $717,046 of additional liabilities to be accrued over an average of 3 years associated with the compensation deferral program and share-based compensation.

401(k) Plan
The Company participates in a defined contribution 401(k) plan ("the Plan") sponsored by Lloyds Bank Corporate Markets plc ("LBCM") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Compensation Deferral Program
The Company's ultimate parent, Lloyds Banking Group plc, implemented a cash bonus deferral program in March 2010. Under the Company's compensation deferral program, a portion of the employees' estimated compensation over a certain threshold amount is deferred and is expected to vest over an average of 3 years. An individual with a deferral must be an employee of the Company on vesting date to receive payment.

Share-Based Compensation
The Company's ultimate parent, Lloyds Banking Group plc, provides share-based compensation to senior employees through a number of schemes; these are all in relation to shares in the Company's ultimate parent. The awards are made on the basis that the shares and options will be released or exercised subject to the rules of the plans and to the extent that the respective performance objectives and conditions are satisfied. The value of the employee services received in exchange for equity instruments granted under these plans is

Lloyds Securities Inc.
Notes to Statement of Financial Condition
December 31, 2021

recognized over the vesting period of the instruments, with a corresponding increase in the Company's liability to the Company's ultimate parent.

7. Commitments and Contingencies

Financial Instruments With Off-Balance Sheet Risk
In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions, which are not reflected in this statement of financial condition, to a clearing broker, who clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2021, the Company has recorded no liabilities with regard to the right, as it does not currently expect the final outcome of any such matter to have a material adverse effect on its financial position.

Firm Underwriting Commitments
In the normal course of business, the Company enters into firm commitments for debt securities underwriting which occurs immediately prior to the offering. No transactions related to such underwriting commitments were open at December 31, 2021.

Litigation
The Company may be named as defendant in legal actions, such as lawsuits and arbitrations seeking compensatory and other damages. Reserves for legal actions are established as appropriate for potential losses that are both probable and reasonably estimable. As of December 31, 2021, management is aware of no such actions that would be reasonably expected to have a material effect on the Company's statement of financial condition.

8. Related Party Transactions

The Company enters into certain transactions and service arrangements with its affiliates, some of which are subject to service level agreements. All of these affiliates are beneficially owned by the ultimate parent, Lloyds Banking Group plc.

In June 2021, the previous $130,000,000 committed revolving credit facility with LBCM was cancelled and replaced by a $140,000,000 subordinated term loan with LBCM with a maturity date of July 3, 2023. A net cash settlement of $90,000,000 was executed and reflected the $140,000,000 proceeds from the new subordinated term loan partially offset by the $50,000,000 outstanding borrowing which was paid on the cancelled revolving credit facility. Approvals were obtained from FINRA effective June 3, 2021. The interest rate is 3m LIBOR plus 239 basis points. The subordinated term loan is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Lloyds Securities Inc.
Notes to Statement of Financial Condition
December 31, 2021

The Company's outstanding borrowing at December 31, 2021 was $140,000,000 and carried a variable interest rate of 2.56%. The interest payable to LBCM, pursuant to the subordinated term loan was included in accrued expenses and other liabilities on the statement of financial condition.

The Company also has access to uncommitted lines of credit from LBCM to support general corporate purposes. LBCM has discretion as to whether or not to make a loan under the line of credit and is required to approve the funded amount and terms prior to funding. There were no borrowings as of December 31, 2021.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2021:

Assets

Receivable from affiliates	$	2,973,423
Other assets		504,000
Total assets		3,477,423

Liabilities

Payable to affiliates		704,280
State and local income tax payable to affiliates		154,437
Subordinated borrowing		140,000,000
Total liabilities	$	140,858,717

9. **Fair Value of Financial Instruments**

The Company categorizes the financial instruments carried at fair value based on a three-level hierarchy.

The fair value hierarchy can be summarized as follows:

Level 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in active markets, valuation of these products does not entail a significant degree of judgment.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement. During the year ended December 31, 2021 and as of December 31, 2021, the Company did not hold any financial instruments that met the definition of Level 3.

Lloyds Securities Inc.
Notes to Statement of Financial Condition
December 31, 2021

The following table summarizes by level the fair value hierarchy assets for cash and cash equivalents and securities owned, at fair market value as of December 31, 2021.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents				
CDs	$ -	$ 75,005,000	$ -	$ 75,005,000
Securities owned, at fair market value				
U.S. Government Treasury Bill	25,000,000	-	-	25,000,000
CDs	-	90,003,600	-	90,003,600
Total	$ 25,000,000	$ 165,008,600	$ -	$ 190,008,600

The above assets mature at various dates, ranging from January 2022 to April 2022.

ASC 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including cash, receivables, accrued expenses and other liabilities and a subordinated borrowing) approximates the carrying value because of the short maturity of the instruments, or that they bear market interest rates.

10. **Subsequent Events**

The Company has evaluated subsequent events occurring after the statement of financial condition date December 31, 2021, through February 28, 2022. Based on this evaluation, the Company has determined that no subsequent events have occurred which would require disclosure or adjustment to the statement of financial condition.